UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number 001-41831

Globavend Holdings Limited

(Registrant’s Name)

Office 1401, Level 14, 197 St Georges Tce,

Perth, WA 6000,

Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

On May 15, 2026, Globavend Holdings Limited, a Cayman Islands exempted company (the “Company”) announced that Risemind Holdings (Cayman) Limited (“Risemind”), a wholly-owned subsidiary of the Company entered into a definitive share purchase agreement (the “Purchase Agreement”) with Zenith Green Limited (“Zenith Green”), the current shareholder of Loomi Entertainment Group Limited (“Loomi Entertainment”, together with its subsidiaries, “Loomi Group”), a business company incorporated in the British Virgin Islands, to acquire 70% of the equity interests of Loomi Entertainment at the nominal consideration of US$70  , payable in cash upon closing (the “Transaction”). The Transaction is expected to close on or before May 22, 2026.

Loomi Group is a digital entertainment company engaging in the production and distribution of digital entertainment solutions operating through its subsidiaries in Malaysia, Singapore and Hong Kong. It provides entertainment video services to audiences in southeast Asia through its own mobile application “Loomi: Short Drama”, which is a comprehensive and diversified content library offering professionally produced multilingual micro dramas, including Korean, Mandarin and English.

Loomi Group integrates artificial intelligence (AI) throughout its business. It has developed a proprietary AI-powered development platform “Imaginary” offering end-to-end AI-powered cinematic production for defined deliverables designed to support creation by professional producers and content creators. Users can enjoy a hassle-free experience in generating character designs, storyboards, cinematic sequences, motion sequences through “Imaginary” using prompts and parameters defined by the users and ultimately produce micro dramas and animations in an efficient and professional manner.

Immediately prior to the closing of the Transaction, Loomi Group was owned as to 70% by Tsz Ngo Yu, the Company’s chief financial officer and director, through Zenith Green, a company wholly-owned by him, and by Fuk Yan Tse, the chief executive officer of Loomi Group, as to 30%. Upon closing of the Transaction, Loomi Entertainment became a non-wholly-owned subsidiary and the financial results, assets and liabilities of Loomi Group, which include an existing interest-free shareholders loan of approximately US$550,000 due and owing to Zenith Green, would be consolidated into the consolidated financial statements of the Company.

The Purchase Agreement contains customary representations and warranties, agreements and obligations and conditions to closing customary for transactions of this nature. A copy of the Purchase Agreement is attached to this Report as exhibit 10.1, and is incorporated by reference.

This Report is incorporated by reference into the registration statement on Form F-3 (File No. 333-290675) of the Company, filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

The Company issued a press release with respect to the foregoing, a copy of which is attached to this Report as Exhibit 99.1 and incorporated herein by reference.

Cautionary Note Regarding Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical fact, including those related to the Transaction and the business of Loomi Entertainment, may be deemed forward-looking statements. Words such as “continue,” “will,” “may,” “could,” “should,” “expect,” “expected,” “plans,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” and similar expressions are intended to identify such forward-looking statements. All forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements, many of which are generally outside the control of the Company and are difficult to predict. Examples of such risks and uncertainties include, but are not limited to, the Company’s ability to successfully consummate the acquisition of Loomi Entertainment pursuant to the Purchase agreement and, if consummated, to successfully manage and integrate Loomi Group and realize the anticipate benefits therefrom risks regard. Additional examples of such risks and uncertainties include, but are not limited to (i) the Company’s ability to successfully manage and integrate any joint ventures, acquisitions of businesses, solutions or technologies; (ii) unanticipated operating costs, transaction costs and actual or contingent liabilities; (iii) the ability to attract and retain qualified employees and key personnel; (iv) adverse effects of increased competition on the Company’s current and future businesses; (v) the risk that changes in consumer behavior could adversely affect the Company’s business; (vi) the Company’s ability to protect its intellectual property; (vii); and (vii) local, industry and general business and economic conditions. Additional factors that could cause actual results to differ materially from those expressed or implied in the forward-looking statements can be found in the most recent annual report on Form 20-F and current reports on Form 6-K filed by the Company with the Securities and Exchange Commission. The Company anticipates that subsequent events and developments may cause its plans, intentions and expectations to change. The Company assumes no obligation, and it specifically disclaims any intention or obligation, to update any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by law. Forward-looking statements speak only as of the date they are made and should not be relied upon as representing the Company’s plans and expectations as of any subsequent date.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Purchase Agreement, dated as of May 15, 2026, by and between Zenith Green Limited and Risemind Holdings (Cayman) Limited
99.1	Press Release, dated as of May 15, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GLOBAVEND HOLDINGS LIMITED

By:	/s/ Kai Man Fung
Name:	Kai Man Fung
Title:	Chairman of the Board

Date: May 15, 2026

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